UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 13, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: June 13, 2008

* Print the name and title of the signing officer under his signature.

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198

ROCKWELL COMPLETES ITS FOURTH DIAMOND SALE OF 2008
Excellent margins on sales of stones manufactured in terms
of Steinmetz Joint Venture

June 12, 2008. Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on its fourth diamond sale in calendar 2008, completed on May 22, 2008.

The Company offered a total of 2,142.52 carats for sale, representing diamond production for most of the month of April 2008 from the Wouterspan, Holpan and Klipdam mining operations.
Rockwell realized total revenue of US$2,555,471 for this sale, representing an average price of US$1,192 per carat. Sales details from production from the individual operations are tabulated below. Rockwell receives 74% of the revenues from the sale of the diamonds from these operations.

Operation	Sales (carats)	Average Price (US$ per carat)
Wouterspan	475.92	1566
Holpan	680.72	1500
Klipdam	985.88	800
total	2142.52	1192

As was the situation for its previous diamond sales, prices achieved for the diamonds sold in the latest (May) tender showed strength in all categories. Top prices of US$26,161 per carat and US$10,193 per carat were achieved on 20.09 carat and 12.45 carat stones from Holpan and Wouterspan, respectively.

The distribution of diamonds larger than 10 carats sold in this latest sale by Rockwell was as follows:
•       10 stones of 10 - 20 carats
•       8 stones of 21 - 30 carats
•       1 stone of 30 - 40 carats
•       1 stone of 115 carats of boart (industrial diamond) quality

During May 2008, two of the Company's diamonds that were manufactured and sold in respect of the Steinmetz Diamond Group joint venture were sold. Margins of 10% and 17% over and above the original rough diamond sales prices were achieved by Rockwell on these two stones.

Diamond production in this period was achieved at an operating cost of approximately US$3.60 per tonne.

President and CEO John Bristow noted "The prices achieved are indicative of the on-going strong demand for Rockwell goods. Although the overall prices realized were somewhat lower than past sales, the prices achieved were in line with the qualities sold. Had the 115 carat diamond sold in the latest sale not been a poor quality boart (industrial) stone, the overall average sale price would have been much higher.

Most encouraging were the margins realized on the two cut and polished stones manufactured and sold via the Steinmetz joint venture. With a number of stones now in the joint venture pipeline, we are expecting the real benefits of this added value process to come through."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.